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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 22)

AVENTIS
(Name of Subject Company)

AVENTIS
(Name of Person Filing Statement)

Ordinary Shares, nominal value 3.82 Euros per Ordinary Share
American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

053561106
(CUSIP Number of Class of Securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900

☐ Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

This Amendment No. 22 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Aventis on April 16, 2004 and amended on April 19, April 20, April 22, April 26, April 27, April 28, April 29, April 30, May 6, May 11, May 12, May 14, May 20, May 25, May 28, June 1, June 9, June 10, June 14, June 28 and July 16, 2004. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

Item 9.    Exhibits.

        Item 9 is hereby amended and supplemented by adding the following hereto:

(a)(2)(xlviii)	A press release, dated July 28, 2004, announcing the Aventis Second Quarter and First Half results for 2004.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2004
AVENTIS
	By:	/s/ IGOR LANDAU Name: Igor Landau Title: Chairman of the Management Board

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SIGNATURE